H.B. Fuller Company	Correspondence to:
1200 Willow Lake Boulevard	P.O. Box 64683
St. Paul, Minnesota 55110-5101	St. Paul, MN 55164-0683
Phone 651-236-5900

May 29, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Terence O’Brien
Branch Chief

Re:	H.B. Fuller Company
Form 10-K for Fiscal Year Ended December 2, 2017
Filed January 31, 2018
Form 8-K
Filed March 29, 2018
File No. 1-09225

Dear Mr. O’Brien:

This letter contains the responses of H.B. Fuller Company (the “Company”, "H.B. Fuller", “we” or “our”) to the comments regarding the reports referenced above contained in your letter to the Company dated May 1, 2018. We have addressed your comment letter by reproducing each comment below and providing our response immediately thereafter.

This response letter is being provided as a correspondence file on EDGAR. The Company is also sending paper copies of this letter by overnight courier to you and Ms. Salik, Ms. McHale and Mr. Ingram of the Staff.

Form 10-K for the Fiscal Year Ended December 2, 2017

General

1.

You refer on pages 15 and 89 of the 10-K to sales by your subsidiaries in two countries outside of the U.S. in possible violation of OFAC sanctions regulations. Please identify for us the two countries, and tell us when the exports related to those countries occurred.

The two countries involved are Turkey and India. We currently believe the sales began in 2011 in Turkey and 2014 in India.

United States Securities and Exchange Commission

May 29, 2018

Management’s Discussion and Analysis

Results of Operations, page 24

2.

We note that there have been significant changes in your effective tax rate in recent periods. Specifically, the effective rate was 15.5% in 2017, 30.1% in 2016, and 40.4% in 2015. We note that you quantified the discrete tax benefit recorded in 2017; however, it appears that there are additional significant factors causing these fluctuations. In this regard, please expand your disclosures to further discuss the significant factors that impacted the rate from period to period. Please quantify the additional material factors disclosed as well as whether the material factors impacting the effective tax rate are expected to have a continuing impact. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4 of the Financial Reporting Codification require that we provide disclosure regarding the material factors impacting our effective tax rate. Our effective tax rate is affected by many factors, however, the primary drivers are the mix of earnings in the jurisdictions that we operate and discrete tax items related to the release of valuation allowances in jurisdictions where we anticipate that we will be able to utilize prior tax losses based upon current and projected future pre-tax income.

The 10.3% decrease in the effective tax rate in fiscal 2016 from fiscal 2015 was primarily driven by the following items: a) changes in the mix of earnings from the various countries in which we conduct business, including a significant increase in the pre-tax income of our European subsidiaries (4.2%), b) a reduction in the contingent consideration liability related to the Tonsan Adhesives acquisition (2.0%), c) the release of valuation allowances in China and India (1.7%) and d) a higher R&D tax credit based upon an R&D study conducted by the Company (1.3%). The results of the R&D study are expected to provide similar R&D credits in the future, and, as a result, will continue to have a favorable impact on the Company’s effective tax.

In fiscal 2017, the effective tax rate decreased from fiscal 2016 by 14.6% primarily due to changes in mix of earnings from the various countries in which we conduct business (13.4%) and the release of a valuation allowance in Brazil (5.0%). The change in mix of earnings was primarily due to a pre-tax loss in the United States driven by costs associated with the acquisition and financing of Royal Adhesives and Sealants and lower effective tax rates in our European and Latin American subsidiaries.

In accordance with the Staff’s comment, in future reports on Form 10-K and Form 10-Q, we will expand our disclosures to further discuss the significant factors that impact the changes in our effective tax rate from period to period, including quantifying the material factors, as well as whether these factors represent trends that are expected to continue to impact our effective tax rate.

United States Securities and Exchange Commission

May 29, 2018

Selected Metrics of Liquidity and Capital Resources, page 35

3.

We note you define free cash flow as net cash provided by operations less purchased property, plant and equipment and dividends paid. Since free cash flow is typically calculated as cash flows from operating activities less capital expenditures, please relabel your measure. Please also provide all the disclosures required by Item 10(e) of Regulation S-K. See also Questions 102.06 and 102.07 of the updated Non-GAAP Compliance and Disclosure Interpretations.

As noted in your comment and disclosed in footnote 4 on page 35 of our Annual Report on Form 10-K for the fiscal year ended December 2, 2017, we have historically defined “free cash flow” as net cash provided by operations less purchased property, plant and equipment and dividends paid. In future reports on Form 10-K and Form 10-Q, we will re-label this measure to “free cash flow after dividends” and provide a reconciliation between the non-GAAP measure and the most directly comparable GAAP financial measure in accordance with Item 10(e)(i)(B) of Regulation S-K. We will also provide a statement disclosing the reasons why we believe “free cash flow after dividends” provides useful information to investors regarding our financial condition and results of operations in accordance with Item 10(e)(i)(C) of Regulation S-K. An example of the disclosures to be included in our future periodic reports is presented below.

Free cash flow after dividends, a non-GAAP financial measure, is defined as net cash provided by operations less purchased property, plant and equipment and dividends paid.  Free cash flow after dividends is an integral financial measure used by the Company to assess its ability to generate cash in excess of its operating needs, therefore, the Company believes this financial measure provides useful information to investors.  The following table reflects the manner in which free cash flow after dividends is determined and provides a reconciliation of free cash flow after dividends to net cash provided by operating activities from continuing operations, the most directly comparable financial measure calculated and reported in accordance with U.S. GAAP.

Reconciliation of "Net cash provided by operating activities from continuing operations" to Free cash flow after dividends
($ in millions)	December 2, 2017	December 3, 2016
Net cash provided by operating activities from continuing operations	$140.8	$195.7
Purchased property, plant and equipment	(55.0)	(63.3)
Dividends paid	(29.6)	(27.5)
Free cash flow after dividends	$56.2	$104.9

Note 1. Nature of Business and Summary of Significant Accounting Policies

Foreign Currency Translation, page 50

4.

We note that you changed the functional currency of your subsidiaries in Latin America from the U.S. dollar to local currencies. Please tell us the facts and circumstances that resulted in the change in functional currency, including your consideration of each factor outlined in ASC 830-10-55-5. If material, please also expand your disclosures in MD&A to discuss the actual and reasonably likely effects of the change, the economic facts and circumstances that led management to conclude that the change was appropriate, and any effects of those underlying economic facts and circumstances on your business in those countries.

Net revenue for our Latin American subsidiaries represented seven to eight percent of the Company’s consolidated net revenue for each of the last three fiscal years. Net income and loss for the same period was within a range of plus or minus five percent of our consolidated net income if the discrete tax benefit resulting from the reversal of a valuation allowance related to our Brazilian subsidiaries in 2017 is excluded. Based on the information above, we believe that the financial results of our Latin American subsidiaries do not have a material impact on our consolidated statements of income. Therefore, the change in functional currency did not have a material impact on our consolidated financial results.

United States Securities and Exchange Commission

May 29, 2018

Prior to fiscal 2017, we operated our Latin American subsidiaries to generate U.S. dollar cash flows as a majority of our raw materials are imported from multi-national vendors using U.S. dollar denominated transactions. As a result, a significant portion of the sales, sales price lists and goods and services purchases of our Latin American subsidiaries were denominated in U.S. dollars. As a result, the Company evaluated the indicators for determining functional currency established in ASC 830-55-5 and determined that the U.S. dollar was the functional currency for each of its Latin American subsidiaries. The election of the U.S. dollar as the functional currency required local management to effectively manage their businesses on an inventory replacement cost basis for sales in local currency as fluctuations in the foreign exchange rate immediately impact profitability. The use of the U.S. dollar as the functional currency for our Latin American subsidiaries represented a competitive disadvantage compared to our multi-national and local competitors that use the local currency to manage their businesses as they are able to maintain their sales prices and generate normal profit margins over their normal inventory cycle. Using the U.S. dollar as the functional currency presents other operational challenges, including the following: a) the inability to effectively identify the impact of local currency devaluations and local inflation on financial results, b) the difficulty of distinguishing between the reason for customer short payment of invoices among changes in foreign exchange rates, invoicing errors or other commercial disputes and c) the misalignment of pre-tax earnings and income taxes between U.S. GAAP and local income tax results caused by differences in the effective currency and the resulting transactions and balances that generate realized and unrealized gains and losses.

In fiscal 2017, we began operating our Latin American subsidiaries to generate local currency profits and corresponding cash flows in order to more effectively and efficiently manage these subsidiaries and enhance their ability to compete in their local markets. In order to execute this change, our Latin American subsidiaries began denominating their domestic sales and purchase transactions in their local currency rather than U.S. dollars. This change represented a significant change in economic facts and circumstances as it fundamentally altered the manner in which each of these subsidiaries: a) evaluates and responds to changes in raw material prices, conversion costs and SG&A expenses, b) evaluates and executes changes in its selling prices and c) evaluates and takes advantage of opportunities to create natural hedges that offset changes in U.S. dollar denominated cash flows, primarily related to imported raw materials.

United States Securities and Exchange Commission

May 29, 2018

As a result of the above changes, we re-evaluated the indicators established in ASC 830-10-55-5 to determine the functional currency for our Latin American subsidiaries. The economic indicators established in ASC 830-10-55-5 to be considered in determining an entity’s functional currency include the following: a) cash flow, b) sales price, c) sales market, d) expense, e) financing and f) intra-entity transactions and arrangements. Based on the decision to generate local currency profits and corresponding cash flows, we evaluated the above economic factors and determined that the most important indicators of the functional currency that best achieve the objectives of ASC 830-10-10-2 are a) cash flow, b) sales market, c) sales price and d) expenses. Our assessment of each of these indicators is described below:

■

Cash flows – the net cash flows of our Latin American subsidiaries do not directly affect the parent entity’s cash flows because they are not readily available for remittance to the parent entity. In addition, the subsidiaries are focused on the generation of net local currency cash flows by using export and potentially a portion of domestic sales to offset purchases of imported raw materials that are generally denominated in “hard” currency (i.e. U.S. dollars). Accordingly, a rate change between the local currency and U.S. dollar is not expected to impact the Company’s cash flows.

■

Sales market – active sales markets exist for all products of each of our Latin American subsidiaries. In addition, the subsidiaries that manufacture products also export products to nearby countries. These subsidiaries generally do not sell products to the parent entity or export products to the United States.

■

Sales price – customer price lists are prepared in local currency and customers are primarily invoiced in local currency except for export customers and domestic customers that request to be invoiced in U.S. dollars. As mentioned above, our Latin American subsidiaries take advantage of these opportunities to create natural cash flow hedges to mitigate the potential impact of rate changes on imported raw materials.

■

Expenses – the Latin American subsidiaries strive to purchase goods and services in local currency, however, they recognize that imported raw materials are generally transacted in U.S. dollars as U.S. dollars represent the “hard” currency in Latin America.

In response to the Staff’s request to analyze all six economic indicators established in ASC 830-10-55-5, our assessment of the other two indicators is as follows:

■	Financing – the debt of the Latin American subsidiaries is denominated in local currency; and these subsidiaries are generally able to fund these obligations through their operating earnings.
■

Intra-entity transactions and arrangements – the majority of the Latin American subsidiaries do not sell products to or purchase products from the parent entity. However, they do take advantage of trade names, trademarks and product formulations of the parent entity. Our Mexican subsidiary is a trading entity, and, as a result, it does not manufacture its own products. Its products are toll manufactured by the parent entity and third-party toll manufacturers in Mexico.

We do not believe that the change in functional currency for our Latin American subsidiaries had a material effect on our consolidated financial results, because the financial results of our Latin American subsidiaries are not material to the Company’s consolidated statements of income.

United States Securities and Exchange Commission

May 29, 2018

Form 8-K Filed March 29, 2018

5.

Your reconciliations to GAAP amounts provided on pages 6 and 7 appear to represent full non-GAAP income statements. Please revise your presentation in order to comply with the guidance provided in Question 102.10 of the updated Compliance and Discussion Interpretations. Your revised presentation should make it clear the nature of the adjustments being made to arrive at each of the non-GAAP amounts that you continue to present. For example, it is not clear what specific adjustments are being made to arrive at adjusted non-GAAP cost of sales and why these are being made.

In future current reports on Form 8-K, we will revise our reconciliation of non-GAAP financial measures to GAAP amounts to focus on specific non-GAAP measures rather than full non-GAAP income statements. The revised presentation of the reconciliations will include the following: a) adjusted net income attributable to H.B. Fuller, b) adjusted income before income taxes and income from equity method investments, c) adjusted income taxes, d) adjusted effective income tax rate, e) adjusted diluted income per common share attributable to H.B. Fuller, f) adjusted EBITDA and g) adjusted EBITDA margin. Our reconciliations will also clearly indicate the nature of the significant adjustments to the most comparable GAAP amounts to arrive at the non-GAAP measure. The tables below are examples of the presentation of the non-GAAP to GAAP reconciliations to be included in our future periodic reports.

Adjusted net income attributable to H.B. Fuller, adjusted diluted income per common share attributable to H.B. Fuller, adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures. Adjusted net income attributable to H.B. Fuller is defined as net income before the specific adjustments shown below. Adjusted diluted income per common share is defined as adjusted net income attributable to H.B. Fuller divided by the number of diluted common shares Adjusted EBITDA is defined as net income before interest, income taxes, depreciation, amortization and the specific adjustments shown below. Adjusted EBITDA margin is defined as adjusted EBITDA divided by net revenue. The following table provides a reconciliation of adjusted net income attributable to H.B. Fuller, adjusted diluted income per common share attributable to H.B. Fuller, adjusted EBITDA and adjusted EBITDA margin to net income attributable to H.B. Fuller, the most directly comparable financial measure determined and reported in accordance with GAAP.

($ in thousands)	Three Months Ended March 3, 2018	Three Months Ended March 4, 2017

Net income attributable to H.B. Fuller	$47,682	$14,795

Adjustments:
Acquisition project costs	375	644
Tonsan call option agreement	125	107
Organizational realignment	706	8,441
Royal restructuring and integration	4,970	-
Tax reform	(35,555)	-
Other	50	903

Adjusted net income attributable to H.B. Fuller	18,353	24,890

Add:
Interest expense	27,468	8,310
Income taxes	5,733	9,733
Depreciation expense	17,422	11,519
Amortization expense	19,243	7,355

Adjusted EBITDA	$88,219	$61,807

Diluted shares	51,898	51,460

Adjusted diluted income per common share attributable to H.B. Fuller	$0.35	$0.48

Revenue	$713,079	$503,323

Adjusted EBITDA margin	12.4%	12.3%

United States Securities and Exchange Commission

May 29, 2018

Adjusted income before income taxes and income from equity investments is a non-GAAP financial measure. The following table provides a reconciliation of adjusted income before income taxes and income from equity investments to income before income taxes and income from equity investments, the most directly comparable financial measure determined and reported in accordance with GAAP. Adjusted income before income taxes and income from equity investments is defined asadjusted income before income taxes and income from equity investments before the specific adjustments shown below.

($ in thousands)	Three Months Ended March 3, 2018	Three Months Ended March 4, 2017

Income before income taxes and income from equity method investments	$13,214	$18,322

Adjustments:
Acquisition project costs	559	989
Tonsan call option agreement	125	107
Organizational realignment	345	11,578
Royal restructuring and integration	7,519	-
Tax reform	-	-
Other	488	1,389

Adjusted income before income taxes and income from equity method investments	$22,250	$32,385

Adjusted income taxes and adjusted effective income tax rate are non-GAAP financial measures. The following table provides a reconciliation of adjusted income taxes and adjusted effective income tax rate to income taxes, the most directly comparable financial measure determined and reported in accordance with GAAP. Adjusted income taxes is defined as income taxes before the specific adjustments shown below. Adjusted effective income tax rate is defined as adjusted income taxes divided by adjusted income before income taxes and income from equity method investments.

($ in thousands)	Three Months Ended March 3, 2018	Three Months Ended March 4, 2017

Income taxes	$32,632	$(5,765)

Adjustments:
Acquisition project costs	(184)	(345)
Tonsan call option agreement	-	-
Organizational realignment	361	(3,137)
Royal restructuring and integration	(2,549)	-
Tax reform	(35,555)	-
Other	(438)	(486)

Adjusted income taxes	$(5,733)	$(9,733)

Adjusted income before income taxes and income from equity method investments	$22,250	$32,385

Adjusted effective income tax rate	25.8%	30.1%

United States Securities and Exchange Commission

May 29, 2018

6.

Please describe the nature of the costs related to (i) Acquisition project costs, (ii) Integration and Organization Realignment, and (iii) Royal Restructuring adjustments made to arrive at Adjusted Earnings presented on page 8. Identify and quantify the significant components of these adjustments and advise how you determined that these costs are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Compliance and Discussion Interpretations.

The table below provides information on the nature of the costs related to Acquisition project cost, Organizational Realignment and the Royal Restructuring and Integration adjustments made to arrive at Adjusted Earnings. Also, the table identifies and quantifies the significant components of the individual adjustments referred to above.

	Three Months Ended March 3, 2018	Three Months Ended March 4, 2017
($ in thousands)
Acquisition project costs:
Due diligence and contract negotiation fees	$-	$132
Inventory step-up costs	-	193
Business integration costs	559	664
	$559	$989

Organizational realignment:
Employee related costs	$179	$8,759
Asset related costs	166	2,271
Other costs	-	548
	$345	$11,578

Royal restructuring and integration:
Employee related costs	$1,588	$-
Initial accounting and auditing fees	1,472	-
Business integration	3,713	-
Other	746	-
	$7,519	$-

The costs referred to in the table above represent incremental costs that are not associated with the on-going profitability of our existing business. Rather, these costs are associated with the acquisition of new businesses or incremental costs necessary to rationalize and realign our resources to optimize the future performance of our existing businesses. Accordingly, these costs do not represent normal, recurring, cash operating expenses necessary to operate our existing business.

We believe that this process of providing information for the on-going profitability of our existing businesses combined with our projections of the anticipated performance of the acquired businesses provides meaningful information regarding our expectations relating to the Company’s future operating results.

7.

Your segment financial information presented on page 9 includes EBITDA and Adjusted EBITDA and corresponding margin amounts for each reportable segment and in total. These amounts are presented in addition to segment operating income, which is your ASC 280 segment profit measure. It therefore appears that these additional segment measures represent non-GAAP financial measures. Refer to Question 104.03 of the updated Compliance and Discussion Interpretations. Please provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including reconciliations of these non-GAAP amounts to the corresponding segment operating income amounts for each segment.

In future current reports on Form 8-K, we will provide all of the disclosures relating to Adjusted EBITDA and Adjusted EBITDA margin required by Item 10(e)(1)(i) of Regulation S-K for each of our reportable segments. The table below presents an example of the reconciliations of non-GAAP financial measures to GAAP amounts relating to our segments that will be included in our future periodic reports.

United States Securities and Exchange Commission

May 29, 2018

Adjusted EBITDA is a non-GAAP financial measure. The following table provides a reconciliation of adjusted EBITDA for each segment to net income attributable to H.B. Fuller for each segment, the most directly comparable financial measure determined and reported in accordance with GAAP, for the three months ended March 3, 2018.

($ in thousands)	Americas Adhesives	EIMEA	Asia Pacific	Construction Adhesives	Engineering Adhesives	Total Operating Segments	Unallocated	H.B. Fuller Consolidated

Net income attributable to H.B. Fuller	$17,511	$7,838	$2,322	$1,265	$7,749	$36,685	$10,997	$47,682

Adjustments:
Acquisition project costs	491	13	6	7	42	559	(184)	375
Tonsan call option agreement	-	-	-	-	48	48	77	125
Organizational realignment	126	61	4	150	4	345	361	706
Royal restructuring and integration	2,878	1,580	540	1,416	1,105	7,519	(2,549)	4,970
Tax reform	-	-	-	-	-	-	(35,555)	(35,555)
Other	816	538	256	269	271	2,150	(2,100)	50

Adjusted net income attributable to H.B. Fuller	21,822	10,030	3,128	3,107	9,219	47,306	(28,953)	18,353

Add:
Interest expense	-	-	-	-	-	-	27,468	27,468
Income taxes	-	-	-	-	-	-	5,733	5,733
Depreciation expense	4,469	5,718	1,680	3,020	2,535	17,422	-	17,422
Amortization expense	5,456	2,653	484	6,375	4,275	19,243	-	19,243

Adjusted EBITDA	$31,747	$18,401	$5,292	$12,502	$16,029	$83,971	$4,248	$88,219

8.

In reconciling between segment operating income and Adjusted EBITDA on page 11, you include an adjustment for Restructuring, Acquisition and other costs. Please further clarify the nature of each of the components of this line item and corresponding amount. Please also ensure that you consider Questions 100.03 and 102.03 of the updated Compliance and Discussion Interpretations in regards to these amounts.

The following table discloses the significant components of the adjustment for Restructuring, Acquisition and other costs during three months ended March 3, 2018 and March 4, 2017.

	Three Months Ended March 3, 2018	Three Months Ended March 4, 2017
($ in thousands)
Acquisition project costs	$559	$989
Tonsan call option agreement	48	37
Organizational realignment	345	11,151
Royal restructuring and integration	7,519	-
Tax reform	-	-
Other	2,150	1,389

	$10,621	$13,566

The costs included in the table above are the adjustments to income before income tax amounts (exclusive of depreciation and amortization) referred to in the Adjusted Earnings Per Share Reconciliation on page 9 of our Form 8-K report filed on March 29, 2018. In the three months ended March 3, 2018, we excluded from our adjusted earnings a $1.66 million gain on the sale of a product line in Latin America. In addition, our description of these adjustments on Page 13 of our Form 8-K report filed on March 29, 2018 does not indicate that the adjustments reflected in the table above are non-recurring, infrequent or unusual. Accordingly, we believe that we properly applied the guidance provided in Questions 100.03 and 102.03 of the updated Compliance and Discussion Interpretations.

United States Securities and Exchange Commission

May 29, 2018

9.

Your definition of EBITDA appears different than EBITDA as defined in Question 103.01 of the updated Compliance and Discussion Interpretations. As such, please revise the title of this non-GAAP measure. Please also further clarify the purpose of presenting both EBITDA and Adjusted EBITDA. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

As noted in footnote 2 on page 13 of our Form 8-K report filed on March 29, 2018, we have historically defined EBITDA as gross profit, less SG&A expense, plus depreciation expense, plus amortization expense. We recognize that this definition is inconsistent with the definition contained in Exchange Act Release No. 47226. In addition, we appreciate the Staff’s comment regarding our rationale for presenting both EBITDA and adjusted EBITDA. After consideration of this point, we have concluded that adjusted EBITDA provides the most meaningful information regarding the operating performance of the Company. Therefore, in future current reports on Form 8-K, we will do the following: a) limit our disclosure to only Adjusted EBITDA; b) modify our definition of Adjusted EBITDA to be earnings before interest, taxes, depreciation, amortization and certain adjustments; and c) will reconcile this non-GAAP measure to net income attributable to H.B. Fuller as presented in our consolidated statements of income. An example of this disclosure is included in our response to Comment 5 above.

* * * * *

If you have any questions or require any additional information with respect to our responses to the Staff’s comments, please call me at (651) 236-5710 or Tim Keenan, Vice President, General Counsel and Corporate Secretary of the Company, at (651) 236-5867. If you have any questions you would like to address to the Company in writing, please contact Mr. Keenan by fax at (651) 355-9376 or by email at tim.keenan@hbfuller.com.

Very truly yours,

/s/ John J. Corkrean

John J. Corkrean

Executive Vice President and Chief Financial Officer

cc:	Ms. Nudrat Salik, Ms. Kathryn McHale and Mr. Jay Ingram, Securities and Exchange Commission
Mr. Benjamin B. Reinhardt, KPMG LLP
Mr. James J. Owens, President and Chief Executive Officer
Mr. Timothy J. Keenan, Vice President, General Counsel and Corporate Secretary
Mr. Robert J. Martsching, Vice President and Corporate Controller